United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Hostess Brands, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

44109J106

(CUSIP Number)

Gores Sponsor LLC

9800 Wilshire Blvd.

Beverly Hills, California 90212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 44109J106	Page 1 of 11 Pages

1	Names of Reporting Persons Gores Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 22,324,732*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,324,732*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,324,732*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.1%*
14	Type of Reporting Person OO (Delaware limited liability company)

*	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants (as defined below). See Item 5 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned based on 129,955,905 shares of Class A Common Stock outstanding as of November 4, 2016, as reported in the Current Report on Form 8-K, filed with the SEC on November 9, 2016 by the Issuer.

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CUSIP No. 44109J106	Page 2 of 11 Pages

1	Names of Reporting Persons AEG Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 22,324,732*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,324,732*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,324,732*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.1%*
14	Type of Reporting Person OO (Delaware limited liability company)

*	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants. See Item 5 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned based on 129,955,905 shares of Class A Common Stock outstanding as of November 4, 2016, as reported in the Current Report on Form 8-K, filed with the SEC on November 9, 2016 by the Issuer.

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CUSIP No. 44109J106	Page 3 of 11 Pages

1	Names of Reporting Persons Platinum Equity, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 22,324,732*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,324,732*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,324,732*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.1%*
14	Type of Reporting Person OO (Delaware limited liability company)

*	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants. See Item 5 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned based on 129,955,905 shares of Class A Common Stock outstanding as of November 4, 2016, as reported in the Current Report on Form 8-K, filed with the SEC on November 9, 2016 by the Issuer.

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CUSIP No. 44109J106	Page 4 of 11 Pages

1	Names of Reporting Persons Alec Gores
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 22,324,732*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,324,732*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,324,732*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.1%*
14	Type of Reporting Person IN

*	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants. See Item 5 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned based on 129,955,905 shares of Class A Common Stock outstanding as of November 4, 2016, as reported in the Current Report on Form 8-K, filed with the SEC on November 9, 2016 by the Issuer.

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CUSIP No. 44109J106	Page 5 of 11 Pages

1	Names of Reporting Persons Tom Gores
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 22,324,732*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,324,732*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,324,732*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.1%*
14	Type of Reporting Person IN

*	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants. See Item 5 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned based on 129,955,905 shares of Class A Common Stock outstanding as of November 4, 2016, as reported in the Current Report on Form 8-K, filed with the SEC on November 9, 2016 by the Issuer.

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CUSIP No. 44109J106	Page 6 of 11 Pages

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the class A common stock (the “Class A Common Stock”), of Hostess Brands, Inc. (f/k/a Gores Holdings, Inc.) (the “Issuer”), whose principal executive offices are located at 1 East Armour Boulevard, Kansas City, MO 64111.

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Gores Sponsor LLC (“Gores Sponsor”);

(2)	AEG Holdings, LLC (“AEG”);

(3)	Alec Gores (“Alec Gores”);

(4)	Tom Gores (“Tom Gores”); and

(5)	Platinum Equity, LLC (“Platinum Equity”).

Gores Sponsor, AEG, and Platinum Equity are each organized under the laws of the State of Delaware. The business address of Gores Sponsor and AEG is 9800 Wilshire Blvd. Beverly Hills, CA 90212. The business address of Platinum Equity, LLC is 360 North Crescent Drive, Beverly Hills, California 90210. Gores Sponsor, AEG, and Platinum Equity are principally engaged in the business of investing in securities, including the Issuer.

Information with respect to the executive officers and directors of Gores Sponsor, AEG, and Platinum Equity (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

Alec Gores and Tom Gores are citizens of the United States of America. Alec Gores is the founder, Chairman, and Chief Executive Officer of Gores Group, LLC (“Gores Group”). The business address of Alec Gores is 9800 Wilshire Blvd. Beverly Hills, CA 90212. Tom Gores is the Chairman and Chief Executive Officer of Platinum Equity, LLC. The business address of Tom Gores is 360 North Crescent Drive, Beverly Hills, California 90210.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the initial public offering of the Issuer, Gores Sponsor purchased 9,375,000 shares of the Issuer’s Class F Common Stock (the “Founder Shares”) for an aggregate purchase price of $25,000. Of the Founder Shares, 75,000 shares of Class F Common Stock were

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CUSIP No. 44109J106	Page 7 of 11 Pages

subsequently sold by Gores Sponsor. In connection with the Business Combination (as defined below) 4,062,500 shares of Class F Common Stock were cancelled and Gores Sponsor transferred 500,000 shares of Class F Common Stock to C. Dean Metropoulos. The remaining 4,737,500 Founder Shares were automatically converted into shares of Class A Common Stock on a one-to-one basis at the time of the Business Combination.

In connection with the consummation of the Business Combination, Gores Sponsor purchased 9,087,232 shares of Class A Common Stock for an aggregate purchase price of $83,423,769.19 pursuant to the Sponsor Subscription Agreement.

In addition, on August 13, 2015, Gores Sponsor purchased 19,000,000 warrants (the “Private Placement Warrants”) from the Issuer at a purchase price of $0.50 per Private Placement Warrant, as further described in Item 4 below.

Gores Sponsor obtained the funds to purchase the Founder Shares and the Private Placement Warrants through a capital contribution from its then sole member, AEG, which in turn received the funds from capital contributions from its members. Gores Sponsor obtained the funds to purchase the shares of Class A Common Stock pursuant to the Sponsor Subscription Agreement through a capital contribution from its members, AEG and Platinum Equity, which in turn received the funds from capital contributions from their respective members.

Item 4.	Purpose of Transaction

Business Combination

On November 4, 2016, the Issuer acquired AP Hostess Holdings, L.P. and various related companies (collectively, “Hostess”) pursuant to a master transaction agreement (the “Master Transaction Agreement”) between the Issuer, Hostess and the other parties thereto (the “Business Combination”).

Sponsor Subscription Agreement

On July 5, 2016, the Issuer and Gores Sponsor entered into a subscription agreement (the “Sponsor Subscription Agreement”), pursuant to which Gores Sponsor agreed to purchase up to 17,755,358 shares of Class A Common Stock (the “Sponsor Shares”) for an aggregate commitment amount of approximately $163,000,000, subject to certain conditions, including the closing of the Business Combination. In a series of transactions, and pursuant to the terms of the Sponsor Subscription Agreement, Gores Sponsor transferred its obligation to purchase 8,668,126 Sponsor Shares, resulting in the purchase of 9,087,232 shares of Class A Common Stock for an aggregate purchase price of $83,423,769.19 by Gores Sponsor in connection with the consummation of the Business Combination.

Registration Rights Agreement

In connection with the consummation of the Business Combination, on November 4, 2016, the Issuer, Gores Sponsor and certain other holders of the Issuers’ Class A Common Stock entered into a registration rights and lock-up agreement (the “Registration Rights Agreement”) pursuant to which Gores Sponsor is entitled to participate in six demand registrations, and will also have certain “piggyback” registration rights with respect to registration statements filed by the Issuer.

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CUSIP No. 44109J106	Page 8 of 11 Pages

The Registration Rights Agreement also contains restrictions preventing the transfer of the shares subject to the agreement for a period extending until the later of (i) six months following the date of the Registration Rights Agreement and (ii) the date that is the earlier of (A) 60 days after a registration statement registering the resale of shares of Class A Common Stock issued pursuant to the subscription agreements entered into in connection with the Business Combination has been filed with the U.S. Securities and Exchange Commission and declared effective and (B) 270 days after the closing of the transactions contemplated by the Master Transaction Agreement, except for transfers as bona fide gifts, to a trust, to wholly owned subsidiaries or other equity holders (in the case of entities), pursuant to any acquisition or sale involving the Issuer, pursuant to an indemnity transfer, or with the prior written consent of the Issuer and each restricted stockholder or his, her or its permitted transferee.

In addition, the Registration Rights Agreement provides that Gores Sponsor will vote all of its shares of Class A Common Stock in favor of the election to the board of directors of the Issuer (the “Board”) of C. Dean Metropoulos or his designee for so long as Mr. Metropoulos is entitled to serve on the Board or appoint a member of the Board, as applicable.

Sponsor Warrant Purchase Agreement

On August 13, 2015, Gores Sponsor purchased the Private Placement Warrants from the Issuer pursuant to an amended and restated sponsor warrants purchase agreement between the Issuer and Gores Sponsor (the “Sponsor Warrant Purchase Agreement”). Each Private Placement Warrant entitles its holder to purchase one-half of one share of Class A Common Stock at an exercise price of $5.75 per half share, to be exercised only for a whole number of shares. The Private Placement Warrants become exercisable 30 days after the completion of the Business Combination and expire five years after the completion the Business Combination or earlier upon redemption or liquidation. Once the Private Placement Warrants become exercisable, the Issuer may redeem the outstanding Private Placement Warrants at a price of $0.01 per warrant, if the last sale price of the Issuer’s Class A Common Stock equals or exceeds $24.00 per share for any 20 trading days within a 30 trading day period ending on the third business day before the Issuer sends the notice of redemption to the Private Placement Warrant holders. The Private Placement Warrants, however, are non-redeemable so long as they are held by Gores Sponsor or its permitted transferees. In connection with the Business Combination, Gores Sponsor transferred 2,000,000 Private Placement Warrants to Mr. Metropoulos.

The foregoing descriptions of the Sponsor Subscription Agreement, the Registration Rights Agreement and the Sponsor Warrant Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business,

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CUSIP No. 44109J106	Page 9 of 11 Pages

financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 129,955,905 shares of Class A Common Stock outstanding as of November 4, 2016, as reported in the Current Report on Form 8-K, filed with the SEC on November 9, 2016 by the Issuer. The shares of Class A Common Stock held by each of the Reporting Persons includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants held of record by Gores Sponsor.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Gores Sponsor LLC	22,324,732	16.1%	0	22,324,732	0	22,324,732
AEG Holdings, LLC	22,324,732	16.1%	0	22,324,732	0	22,324,732
Alec Gores	22,324,732	16.1%	0	22,324,732	0	22,324,732
Platinum Equity, LLC	22,324,732	16.1%	0	22,324,732	0	22,324,732
Tom Gores	22,324,732	16.1%	0	22,324,732	0	22,324,732

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CUSIP No. 44109J106	Page 10 of 11 Pages

The securities reported herein are held of record by Gores Sponsor. AEG and Platinum Equity are the managing managers of Gores Sponsor. Alec Gores is the managing member of AEG. Tom Gores is the managing member of Platinum Equity. Accordingly, each of AEG, Platinum Equity, Alec Gores and Tom Gores may be deemed to share beneficial ownership of the securities held of record by Gores Sponsor.

(c) Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Sponsor Subscription Agreement, the Registration Rights Agreement and the Sponsor Warrant Purchase Agreement, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Power of Attorney of Tom Gores.

3	Subscription Agreement, dated July 5, 2016, by and between Gores Holdings, Inc. and Gores Sponsor LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on July 5, 2016 by the Issuer).

4	Amended and Restated Registration Rights and Lock-Up Agreement, dated as of November 4, 2016, by and among Hostess Brands, Inc., AP Hostess Holdings, L.P., Hostess CDM Co-Invest, LLC, CDM Hostess Class C, LLC, C. Dean Metropoulous, Gores Sponsor LLC, Randy Bort, William Patton and Jeffrey Rea (incorporated by reference to Exhibit 10.21 to the Current Report on Form 8-K, filed with the SEC on November 9, 2016 by the Issuer).

5	Amended and Restated Sponsor Warrants Purchase Agreement, dated August 13, 2015, between Gores Holdings, Inc. and Gores Sponsor LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed with the SEC on August 19, 2015 by the Issuer).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2016

Gores Sponsor LLC
By:	AEG Holdings, LLC
its managing member

By:	/s/ Alec Gores
Title:	Managing Member

By:	Platinum Equity, LLC
its managing member

By:	/s/ Mary Ann Sigler
Title:	Chief Financial Officer

AEG Holdings, LLC

By:	/s/ Alec Gores
Title:	Managing Member

Alec Gores

By:	/s/ Alec Gores

Tom Gores

By:	/s/ Mary Ann Sigler
Mary Ann Sigler, Attorney-in-Fact for Tom Gores

Platinum Equity, LLC

By:	/s/ Mary Ann Sigler
Title:	Chief Financial Officer

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers of the Reporting Persons are set forth below. The business address of each individual associated with AEG Holdings, LLC is 9800 Wilshire Blvd. Beverly Hills, CA 90212. The business address of each individual associated with Platinum Equity, LLC is 60 North Crescent Drive, Beverly Hills, California 90210.

AEG Holdings, LLC

Name	Present Principal Occupation or Employment	Citizenship
Alec E. Gores	Manager, President and Chief Executive Officer of AEG Holdings, LLC	United States
Catherine Babon Scanlon	Vice President and Assistant Secretary of AEG Holdings, LLC	United States
Thomas Waldman	Vice President and Secretary of AEG Holdings, LLC	United States

Platinum Equity, LLC

Name	Present Principal Occupation or Employment	Citizenship
Tom Gores	Manager, Chairman and Chief Executive Officer of Platinum Equity, LLC	United States
Mary Ann Sigler	Executive Vice President, Chief Financial Officer and Treasurer of Platinum Equity, LLC	United States
Eva Monica Kalawski	Executive Vice President, General Counsel and Secretary of Platinum Equity, LLC	United States
Shahram Haghighi	Assistant Secretary of Platinum Equity, LLC	United States
Dawn Marie Walloch	Assistant Treasurer of Platinum Equity, LLC	United States